Exhibit 4.2

Incorporated in the Cayman Islands

AMTD Digital Inc.

This is to certify that

is/are the registered shareholders of

No. of Shares	Type of Share	Par Value
	Class A Ordinary	USD	0.0001
Date of Record	Certificate Number		% Paid

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

Director	Director / Secretary